Certificate of Qualified Person
Michael Cullen, P. Geo.

I, Michael Cullen, M.Sc., P.Geo., do hereby certify that:

1. I am currently employed as a Chief Geologist with:
   Mercator Geological Services Limited
   65 Queen Street, Dartmouth, NS B2Y 1GA Canada
2. The Technical Report to which this certificate applies is titled "*NI 43-101 Technical Report on the Mineral Resource Estimate for the Minago Nickel Project, Manitoba, Canada*" with an effective date of July 2, 2021.
3. I hold a M.Sc. degree in Geology from Dalhousie University (1984) and a B.Sc. (Honours) degree in Geology (1981) from Mount Allison Univesity. I have worked as a geologist in Canada, the USA and internationally since graduation. My relevant experience with respect to this project includes extensive professional experience with respect to mineral resource estimation programs and exploration activities for base and precious metals in Canada and internationally. This includes exploration for magmatic nickel sulphide deposits in the Thompson Nickel Belt of Manitoba as well in the Voiseys Bay district of Newfoundland and Labrador. I have additional experience with respect to exploration for komatiitic nickel deposits in Canada and Australia.
4. I am a member in good standing of the Association of Professional Geoscientists of Nova Scotia (Registration Number 064), the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador (Member Number 05058) and the Association of Professional Engineers and Geoscientists of New Brunswick (Registration Number L4333).
5. I have read the definition of a "Qualified Person" set out in National Instrument 43-101 ("NI 43-101"), and certify that by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.
6. I did not complete a personal inspection of the Minago Project.
7. I am responsible for Sections 1.3, 7, 8, and 14.3.11 of the Technical Report. I have no prior involvement with the Minago Project that is the subject of this Technical Report.
8. I am independent of Silver Elephant Mining Corp. and Flying Nickel Mining Corp. as described in Section 1.5 of NI 43-101.
9. I have read NI 43-101 and this Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
10. As of the effective date of this Technical Report, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make this Technical Report not misleading.

Effective Date: July 2, 2021
Signing Date: August 20th 2021

[Original signed and sealed "Michael Cullen"]

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Michael Cullen, M.Sc., P.Geo.,
Chief Geologist, Mercator Geological Services Ltd.